EMO Capital Corp.
115 He Xiang Road
Bai He Village, Qing Pu
Shanghai, China 200000
Tel. 949.419.6588


February 22, 2011


United States
Securities and Exchange Commission
Washington, D.C. 20549
Attn : Patrick Gilmore
Accounting Branch Chief

Re:	Emo Capital Corp
Form 10-K for the Fiscal Year Ended July 31, 2010
Filed November 15, 2010
Form 10-Q for the Fiscal Quarter Ended October 31, 2010
Filed December 17, 2010
File No. 333-145884

This cover letter is a response to the comment letter sent by the United States Securities and Exchange Commission on
February 4, 2011. Below are comments regarding the issues raised in the comment letter:

Description of Business
1.	 The phrase this offering has been removed from
the document.

Principal Products or Services and Their Markets
2.	I have included a disclosure to indicate that our
product features are based on expectations and are not guaranteed.

Report of Independent Registered Public Accounting Firm
Controls and Procedures
3.	The auditor has now issued an opinion on the
cumulative data.
4.	Management`s annual report on internal control over
financial reporting has been added under this section.
5.	I agree with the concerns raised.  Please see comment 4.
6.	I have removed the previous section that varied from
Item 307 and have replaced the section with the appropriate language.

Change in Internal Control
7.	I have added a disclosure following the annual report
that indicates that there were no changes to our internal control over financial reporting.
Certain Relationships and Related Transactions
8.	I included in this section that the company has an
outstanding loan from the officer.

Signatures
9.	I have identified the person signing as Principal
Financial Officer, and Principal Accounting Officer.

Exhibit 31
10.	The signature block now indicates that Mr. Fang is
also the principal financial offer.

Exhibit 32
11.	The signature block now indicates that Mr. Fang is also
the principal financial offer.

Form 10-Q

General
12.	This was a typographic error and the it now reads  Our
auditors have issued a going concern opinion as at October 30, 2010. Please refer to the 10-K filed November 15, 2010 to view the report issued by our auditor.

Item 4. Controls and Procedures
13.	I have included a conclusion regarding the effectiveness of
the disclosure and controls and procedures for the period covered in the form.
14.	I have provided additional information necessary to support the previous disclosure.

Exhibit 31
15.	This was a typographic error; small business owner has now
been changed to registrant throughout.









Sincerely,
/s/Juanming Fang
Chief Executive Officer